Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

January 16, 2019

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 156, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 160, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Nicholas Partners Small Cap Growth Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Nicholas Investment Partners, L.P. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please associate the Fund’s ticker symbols with the Fund’s EDGAR class identifiers.

Response. The requested change has been made.

2.	Comment. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s “Annual Fund Operating Expenses” table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.
January 16, 2019

Response. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

3.	Comment. Please consider revising the second footnote to the Fund’s “Annual Fund Operating Expenses” table to clarify that the expense cap for Institutional Shares and Retail Shares is 0.99% and 1.24%, respectively.

Response. The Trust respectfully declines to make the requested change because it believes that the footnote accurately describes the terms of the expense limitation agreement.

4.	Comment. Please confirm that the Fund does not expect to invest in contingent convertible securities as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that it does not currently expect investments in contingent convertible securities to be part of the Fund’s principal investment strategies.

5.	Comment. In the “Principal Investment Strategies” section:

a. Please confirm that the Fund does not expect to invest in unsponsored ADRs as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that it does not currently expect investments in unsponsored ADRs to be part of the Fund’s principal investment strategies.

b. Please provide more information regarding how the Adviser decides which securities to buy and sell for the Fund.

Response. The Trust respectfully declines to make the requested change because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, the section appropriately explains “in general terms” how the Adviser decides which securities to buy and sell for the Fund.

c. Please clarify the phrase “the investment thesis is no longer valid.”

Response. The requested change has been made.

d. Please confirm that the Fund does not currently expect to focus its investments in a particular sector as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Rebecca Marquigny, Esq.
January 16, 2019

Response. The Adviser confirms that it does not currently expect the Fund to focus its investments in a particular sector as part of its principal investment strategies.

e. Please describe the Fund’s “growth” investment strategy.

Response. The section has been revised to more clearly describe the Fund’s “growth” investment strategy.

6.	Comment. Please explain the term “emerging market.”

Response. The requested change has been made.

7.	Comment. In the “Principal Risks of Investing in the Fund” section:

a. Please consider presenting the principal risks in order of importance.

Response. The Trust respectfully declines to make the requested change because it is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order.

b. Please remove the first sentence of the “Growth Style Risk” paragraph.

Response. The requested change has been made.

8.	Comment. Please remove the principal risk disclosure regarding currency hedging if the Fund does not expect to engage in currency hedging as part of its principal investment strategies.

Response. The Adviser confirms that it does not currently expect the Fund to engage in currency hedging as part of its principal investment strategies. Accordingly, the principal risk disclosure regarding currency hedging has been removed.

9.	Comment. In the “Related Performance Data of the Adviser” section:

a. Please confirm supplementally that all Accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund are included in the Composite. Alternatively, if any Accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund were excluded from the Composite, please represent supplementally that such exclusions do not cause the Composite performance to be misleading.

Response. Accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund were excluded from the Composite pursuant to the Composite’s significant cash flow policy, which requires that an Account with a significant cash flow that temporarily prevents the Adviser from implementing the Composite strategy for the Account (defined as a single cash flow exceeding 25% of the Account’s assets at the beginning of the month) be removed from the Composite for the month of the cash flow. The Adviser confirms that such exclusions do not cause the Composite performance to be misleading because, among other things, the performance of each excluded Account for the month of its significant cash flow was not materially different from the performance of the Accounts included in the Composite for such month.

b. Please provide the performance information for the Composite that will be included in the prospectus.

Response. The following performance information for the Composite will be included in the prospectus:

Rebecca Marquigny, Esq.
January 16, 2019

Performance Information for the Adviser’s Substantially Similar Strategy Composite1

Calendar Year Total Pre-Tax Returns
Year	Total Pre-Tax Return (Net of Fees)	Total Pre-Tax Return (Gross of Fees)	Russell 2000 Growth Index[2]
2018	-10.55%	-9.65%	-9.31%
2017	26.11%	27.38%	22.17%
2016	2.50%	3.53%	11.32%
2015	-2.52%	-1.54%	-1.38%
2014	-0.83%	0.17%	5.60%
2013	57.41%	59.00%	43.30%
2012	12.78%	13.90%	14.59%
2011	-8.77%	-7.85%	-2.91%
2010	41.87%	43.25%	29.09%
2009	48.73%	50.21%	34.47%
2008	-49.06%	-48.52%	-38.54%

Average Annual Total Pre-Tax Returns (as of 12/31/2018)
Time Period	Composite Returns (Net of Fees)	Composite Returns (Gross of Fees)	Russell 2000 Growth Index[2]
1 Year	-10.55%	-9.65%	-9.31%
5 Years	2.25%	3.28%	5.13%
10 Years	14.33%	15.48%	13.51%
Since Inception[3]	5.92%	6.98%	6.83%

[1]	The Composite performance information is calculated in and expressed in United States dollars. Accounts are included in the Composite from the first full month of management and removed after the last full month of management. Effective June 1, 2012, an Account with a significant cash flow that temporarily prevents the Adviser from implementing the Composite strategy for the Account (defined as a single cash flow exceeding 25% of the Account’s assets at the beginning of the month) is removed from the Composite for the month of the cash flow.
[2]	The Russell 2000 Growth Index is an unmanaged capitalization-weighted measure of 2,000 of the smallest capitalized US companies with a greater-than-average growth orientation and whose common stocks trade on the NYSE, NYSE Alternext US (formerly known as “AMEX”) and Nasdaq.
[3]	The inception date of the Composite is July 1, 2007.

c. Please revise the last sentence of the third paragraph to clarify that the investment management fee used to calculate the “net of fees” returns was the highest stated investment management fee for the Composite strategy during the Composite performance period.

Response. The requested change has been made.

d. Please confirm that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Advisers Act.

10.	Comment. Please confirm that the Fund’s 1940 Act file number is included on the bottom of the back cover page.

Response. The Trust confirms that the Fund’s 1940 Act file number is included on the bottom of the back cover page.

Comment on the Statement of Additional Information

11.	Comment. Please supplementally explain why the Fund has a fundamental policy permitting it to purchase real estate, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, but has a non-fundamental policy prohibiting the Fund from investing in unmarketable interests in real estate limited partnerships or investing directly in real estate.

Response. The fundamental policy is designed to permit the non-fundamental restrictions on the Fund’s investments in real estate to be removed without shareholder approval.

Comment on the Part C

12.	Comment. Please respond to Item 28(c) of Form N-1A.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Rebecca Marquigny, Esq.
January 16, 2019

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer